Exhibit 99.1

TD Bank to Issue Preferred Shares

     TORONTO, July 7, 2008 - The Toronto-Dominion Bank ("TD") today announced that it has entered into an agreement with a group of underwriters led by TD Securities Inc. for an issue of 10 million non-cumulative 5-Year Rate Reset Class A Preferred Shares, Series Y (the "Series Y Shares"), carrying a face value of $25.00 per share, to raise gross proceeds of $250 million. TD intends to file in Canada a prospectus supplement to its January 11, 2007 base shelf prospectus in respect of this issue.

     TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series Y Shares. This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing. The maximum gross proceeds raised under the offering will be $300 million should this option be exercised in full.

     The Series Y Shares will yield 5.10% annually, payable quarterly, as and when declared by the Board of Directors of TD, for the initial period ending October 31, 2013. Thereafter, the dividend rate will reset every five years at a level of 168 basis points over the then five-year Government of Canada bond yield.

     Holders of the Series Y Shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series Z (the "Series Z Shares"), subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter. Holders of the Series Z Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TD, equal to the three-month Government of Canada Treasury Bill yield plus 168 basis points.

     The issue is anticipated to qualify as Tier 1 capital for TD and the expected closing date is July 16, 2008.

     The Series Y Shares and Series Z Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$503.6 billion in assets as of April 30, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Vice President, Capital Finance, (416) 308-7309; Nicholas Petter, Media Relations, (416) 308-1861